NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Consolidated Financial Statements and Schedule III
Years Ended
December 31, 2011, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Partners
Net Lease Strategic Assets Fund L.P.:

We have audited the accompanying consolidated balance sheets of Net Lease Strategic Assets Fund L.P. and subsidiaries (“the Partnership”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Net Lease Strategic Assets Fund L.P. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 13 to the consolidated financial statements, in February 2012, the Partners delivered notices exercising certain purchase and sale rights available to them under the Partnership agreement.

(signed) KPMG LLP
New York, New York
February 28, 2012

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(Dollars in thousands)

ASSETS:
	2011	2010
Real estate, at cost:
Buildings and improvements	$501,787	$540,481
Land and land estates	84,846	92,123
Construction in progress	—	46
Total real estate investments	586,633	632,650
Less accumulated depreciation and amortization	(59,430)	(50,746)
Real estate investments, net	527,203	581,904
Cash and cash equivalents	11,648	8,849
Restricted cash	671	2,358
Rent receivable -current	186	689
Rent receivable -deferred	6,899	7,393
Investment in non-consolidated entity	1,642	2,083
Deferred leasing costs, net of accumulated amortization of $323 and $549 in 2011 and 2010, respectively	2,073	2,337
Deferred loan and other costs, net of accumulated amortization of $209 and $376 in 2011 and 2010, respectively	473	225
Lease intangibles, net of accumulated amortization of $49,164 and $60,192 in 2011 and 2010, respectively	50,077	65,190
Other assets	892	969

Total assets	$601,764	$671,997

LIABILITIES AND EQUITY:

Liabilities:
Mortgage notes payable	$266,136	$294,952
Note payable-affiliate	—	7,565
Accrued interest payable	1,261	1,334
Accounts payable and other liabilities	2,277	8,356
Deferred revenue-below market leases, net of accumulated accretion of $474 and $8,807 in 2011 and 2010, respectively	1,451	4,606
Prepaid rent	1,552	2,013

Total Liabilities	272,677	318,826

Commitments and contingencies

Redeemable preferred equity	193,522	183,896

Partners' equity	135,565	169,275

Total liabilities and equity	$601,764	$671,997

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands)

	2011	2010	2009
Gross revenues:
Rental	$54,883	$56,143	$54,094
Tenant reimbursements	898	988	822
Total gross revenues	55,781	57,131	54,916

Expenses applicable to revenues:
Depreciation and amortization	(30,026)	(32,677)	(32,668)
Property operating	(2,937)	(2,244)	(2,252)
General and administrative	(314)	(259)	(218)
Interest and amortization expense	(15,501)	(17,257)	(18,113)
Interest expense-related party	(522)	(221)	—
Non-operating income	274	68	15
Impairment charge	(6,814)	—	—

Income (loss) before state and local taxes, equity in loss of non-consolidated entity and discontinued operations	(59)	4,541	1,680
State and local taxes	(364)	(297)	(417)
Equity in loss of non-consolidated entity	(441)	(570)	(582)
Net income (loss) from continuing operations	(864)	3,674	681

Discontinued operations:
Loss from discontinued operations	(2,405)	(3,591)	(4,211)
Provision for income taxes	(9)	(21)	(21)
Gain on sale of property	2,732	—	—
Total discontinued operations	318	(3,612)	(4,232)
Net income (loss)	$(546)	$62	$(3,551)

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands)

	Lexington Realty Trust	Inland American (Net Lease) Sub, LLC	Total Partners' Equity
Balance at December 31, 2008	$9,067	$224,214	$233,281

Capital contributions	236	1,336	1,572

Distributions	—	(19,792)	(19,792)

Net loss	(537)	(3,014)	(3,551)

Increase in redeemable preferred equity	(1,635)	(9,265)	(10,900)

Balance at December 31, 2009	7,131	193,479	200,610

Distributions	—	(19,853)	(19,853)

Net income (loss)	6,019	(5,957)	62

Increase in redeemable preferred equity	(1,731)	(9,813)	(11,544)

Balance at December 31, 2010	11,419	157,856	169,275

Distributions	—	(19,877)	(19,877)

Net income (loss)	6,679	(7,225)	(546)

Increase in redeemable preferred equity	(1,993)	(11,294)	(13,287)

Balance at December 31, 2011	$16,105	$119,460	$135,565

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income (loss)	$(546)	$62	$(3,551)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	30,788	39,064	39,175
Gain on sale of real estate	(2,732)	—	—
Impairment charges	6,814	—	—
Straight-line rents	(418)	(1,165)	(1,766)
Other non-cash revenues, net	(1,847)	(4,466)	(997)
Equity in loss of non-consolidated entity	441	570	582
Change in rent receivable	503	(523)	860
Increase (decrease) in accounts payable and other liabilities	(398)	476	(130)
Increase (decrease) in accrued interest payable	(73)	(238)	53
Other adjustments, net	(16)	(62)	39
Net cash provided by operating activities	32,516	33,718	34,265

Cash flows from investing activities:
Investment in real estate, including intangibles	(7,185)	(79)	(394)
Change in restricted cash	1,687	(474)	(463)
Leasing costs paid	(1,401)	(3)	—
Distributions from non-consolidated entity in excess of accumulated earnings	—	—	132
Net cash used in investing activities	(6,899)	(556)	(725)

Cash flows from financing activities:
Principal payments on debt	(33,234)	(17,321)	(8,625)
Principal payments on notes payble-affiliate	(20,767)	(49)	—
Proceeds from term loan	35,000	—	—
Proceeds from notes payable-affiliate	20,077	7,614	—
Contributions from Inland	—	—	1,336
Contributions from Lexington	—	—	236
Distributions to partners	(19,877)	(19,853)	(19,792)
Preferred equity distributions	(3,661)	(3,378)	(5,942)
Deferred loan costs	(356)	(28)	—
Net cash used in financing activities	(22,818)	(33,015)	(32,787)

Net increase in cash and cash equivalents	2,799	147	753

Cash and cash equivalents, at beginning of year	8,849	8,702	7,949

Cash and cash equivalents, at end of year	$11,648	$8,849	$8,702

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

(1)	Organization and Purpose
Net Lease Strategic Assets Fund L.P., together with its subsidiaries, (“the Partnership”) was formed on August 10, 2007 by LMLP GP LLC, the general partner, The Lexington Master Limited Partnership (the “MLP”), as a limited partner, and Inland American (Net Lease) Sub, LLC (“Inland”), a wholly-owned subsidiary of Inland American Real Estate Trust, Inc., as a limited partner, to invest in specialty single-tenant net leased real estate in the United States. On December 31, 2008, the MLP was merged into Lexington Realty Trust (“Lexington”) and ceased to exist. The Partnership conducts all of its operations through property owner subsidiaries.
The partners are currently entitled to a return on/of each of their respective capital contributions from operations as follows: (1) Inland, 9% on its common equity ($220,590 in common equity), (2) Lexington, 10.5% return on its unpaid preferred equity allocated to properties that were previously sold or refinanced ($115,579 in unpaid preferred equity) and 6.5% on its remaining preferred equity ($46,786 in remaining preferred equity), (3) Lexington, 9% on its common equity ($38,928 in common equity), (4) return of Lexington's preferred equity ($162,365 in preferred equity), (5) return of Inland's common equity ($220,590 in common equity), (6) return of Lexington's common equity ($38,928 in common equity) and (7) any remaining cash flow is allocated 65% to Inland and 35% to Lexington as long as Lexington is the general partner, if not, allocations are 85% to Inland and 15% to Lexington.
In addition, the partners are currently entitled to a return on/of each of their respective capital contributions from capital events as follows: (1) return of Lexington's unpaid preferred equity allocated to properties that were previously sold or refinanced, (2) Inland, to the extent of any unpaid 9% return on its common equity, (3) Lexington, to the extent of any unpaid 10.5% and 6.5% return on Lexington's preferred equity, as applicable, (4) return of Lexington's preferred equity allocation with respect to the asset(s) involved in the capital event, (5) Lexington, to the extent of any unpaid 9% return on its common equity, (6) return of Inland's common equity, (7) return of Lexington's remaining preferred equity, (8) return of Lexington's common equity, and (9) any remaining amount is allocated 65% to Inland and 35% to Lexington as long as Lexington is the general partner, if not, allocations are 85% to Inland and 15% to Lexington.
Profits and losses are allocated using the hypothetical liquidation book value method in accordance with the partnership agreement. The Partnership agreement can be terminated by either partner on or after March 1, 2015.
Since December 20, 2007, Lexington has contributed interests in 19 properties and $15,258 in cash, as well as $3,250 on behalf of Inland, to the Partnership, and Inland has contributed $217,340 in cash to the Partnership. In addition, Lexington and its affiliates sold for cash interests in 24 properties and a 40% interest in a property to the Partnership. The properties were subject to approximately $339,500 in mortgage debt, which was assumed by the Partnership. After such formation transaction, Inland and Lexington owned 85% and 15%, respectively, of the Partnership's common equity and Lexington owned 100% of the Partnership's preferred equity.
The partnership agreement provides each partner with a right of first offer and a buy/sell right after February 20, 2012. Any notice exercising these rights must specify (1) in the case of the right of first offer, a price to sell the properties, or (2) in the case of the buy/sell, to either buy the properties from or sell the properties to the other partner. The other partner must elect (1) in the case of the right of first offer, to buy the properties or allow the exercising partner to sell the properties, within six months from the exercise notice date, to a bona fide third party at an amount and on terms equal to or greater than specified by the exercising partner, or (2) in the case of the buy/sell, to sell the properties at that specified price.

(2)	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation. The Partnership's consolidated financial statements are prepared on the accrual basis of accounting. The financial statements reflect the accounts of the Partnership and its consolidated subsidiaries. The Partnership consolidates its wholly owned subsidiaries, partnerships and joint ventures which it controls (i) through voting rights or similar rights or (ii) by means other than voting rights if the Partnership is the primary beneficiary of a variable interest entity ("VIE"). Entities which the Partnership does not control and entities which are VIEs in which the Partnership is not the primary beneficiary are accounted for under appropriate U.S. generally accepted

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

accounting principles (“GAAP”).
If an investment is determined to be a VIE, the Partnership performs an analysis to determine if the Partnership is the primary beneficiary of the VIE. GAAP requires a VIE to be consolidated by its primary beneficiary. The primary beneficiary is the party that has a controlling financial interest in an entity. In order for a party to have a controlling financial interest in an entity it must have (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of an entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
Use of Estimates. Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with GAAP. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination of VIEs and which entities should be consolidated, the determination of impairment of long-lived assets and equity method investments, valuation and impairment of assets held by equity method investees and the useful lives of long-lived assets. Actual results could differ materially from those estimates.
Purchase Accounting and Acquisition of Real Estate. The fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. Acquisition costs are expensed as incurred.
The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and improvements based on management's determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.
In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management's estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.
The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationship values, is measured by the excess of (1) the purchase price paid for a property over (2) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationship values based on management's evaluation of the specific characteristics of each tenant's lease. The value of in-place leases are amortized to expense over the remaining non-cancelable periods and any bargain renewal periods of the respective leases. The value of tenant relationships are amortized to expense over the applicable lease term plus expected renewal periods.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties. The Partnership generally depreciates buildings and building improvements over 40 years and land estates and tenant improvements over the anticipated lease terms.
Revenue Recognition. The Partnership recognizes lease revenue on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Renewal options in leases with rental terms that are lower than those in the primary term are excluded from the calculation of straight line rent if the renewals are not reasonably assured. In those instances in which the Partnership funds tenant improvements and the improvements are deemed to be owned by the Partnership, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Partnership determines that the tenant allowances are lease incentives, the Partnership commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term. The Partnership recognizes lease termination payments as a component of rental revenue in the period received, provided there are no further Partnership obligations under the lease; otherwise, the lease termination payment is amortized on a straight-line basis over the remaining obligation period. All above-market lease assets, below-market lease liabilities and deferred rent assets or liabilities for terminated leases are charged against or credited to rental revenue in the same period as the termination payment is recognized. All other capitalized lease costs and lease intangibles are accelerated via amortization expense through the date of termination.
Fair Value Measurements. The Partnership follows the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures ("Topic 820") to determine the fair value of financial and non-financial instruments. Topic 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The provisions of the guidance were effective for financial statements issued for fiscal years beginning after November 15, 2007, except for those relating to nonfinancial assets and liabilities, which were deferred for one additional year, and a scope exception for purposes of fair value measurements affecting lease classification or measurement. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 - quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 - observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 - unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counterparty credit risk, where applicable, in the Partnership's assessment of fair value.
Impairment of Real Estate. The Partnership evaluates the carrying value of all tangible and intangible real estate assets held for investment for possible impairment when an event or change in circumstance has occurred that indicates its carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. If such cash flows are less than the asset's carrying value, an impairment charge is recognized to the extent by which the asset's carrying value exceeds the estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.
Investments in Non-Consolidated Entities. The Partnership accounts for its investments in 50% or less owned entities under the equity method, unless consolidation is required. If the Partnership's investment in the entity is insignificant and the Partnership has no influence over the control of the entity then the entity is accounted for under the cost method.
Impairment of Equity Method Investments. On a quarterly basis, the Partnership assesses whether there are indicators that the value of its equity method investment may be impaired. An impairment charge is recognized only if the Partnership determines that a decline in the value of the investment below its carrying value is other-than-temporary. The assessment

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

of impairment is highly subjective and involves the application of significant assumptions and judgments about the Partnership's intent and ability to recover its investment given the nature and operations of the underlying investment, including the level of the Partnership's involvement therein, among other factors. To the extent an impairment is deemed to be other-than-temporary, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.
Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although the tenants of properties in which the Partnership has an interest are primarily responsible for any environmental damage and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect to such environmental liability, one of the Partnership's property owner subsidiaries may be required to satisfy any such obligations, should they exist. In addition, the property owner subsidiary, as the owner of such properties, may be held directly liable for any such damages or claims irrespective of the provisions of any lease. As of December 31, 2011 and 2010, the Partnership was not aware of any environmental matter relating to any of its assets that would have a material impact on the financial statements.
Accounts Receivable. The Partnership continuously monitors collections from its tenants and would make a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Partnership has identified. As of December 31, 2011 and 2010, the Partnership's allowance for doubtful accounts was not significant.
Income Taxes. For income tax purposes, the Partnership is treated as a partnership and all items of income and loss are attributable to the individual partner tax returns. Accordingly, no provision for federal income taxes has been made in these consolidated financial statements. However, the Partnership is required to pay certain state and local entity level taxes which are expensed as incurred.
The Partnership implemented FASB ASC Topic 740 (“Topic 740”), Income Taxes, as of January 1, 2009. Topic 740 requires a company to recognize the tax benefits of certain tax positions only when the position is “more likely than not” to be sustained assuming examination by the revenue authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management concluded as of and for the years ended December 31, 2011 and 2010 that the Partnership did not have any liabilities for any uncertain tax positions. The Partnership's tax returns for the prior three years are subject to examination by U.S. federal and state revenue authorities. The Partnership's policy is to report any interest and penalties as a component of general and administrative expenses.
Cash and Cash Equivalents. The Partnership considers all highly liquid instruments with original maturities of three months or less from the date of purchase to be cash equivalents.
Restricted Cash. Restricted cash is comprised primarily of cash balances held by lenders.
Deferred Expenses. Deferred expenses consist primarily of debt and leasing costs. Debt costs are amortized using the straight-line method, which approximates the interest method, over the terms of the debt instruments and leasing costs are amortized over the term of the related lease.
Preferred Equity. The Partnership has classified Lexington's preferred equity as temporary equity in the mezzanine section of the balance sheet in accordance with SEC Accounting Series Release No. 268 Presentation in Financial Statements of Redeemable Preferred Stocks (“ASR 268”). The preferred equity can be redeemed (1) upon sale of certain assets, (2) in liquidation of the Partnership, or (3) in the 10th year of the Partnership by the Partnership or by Lexington. Lexington is entitled to a redemption amount equal to the total of preferred equity contributions plus the cumulative 6.5% preferred return that has not been distributed. As of December 31, 2011, Lexington has (1) made preferred equity contributions of $162,487, (2) received $14,444 as a preferred return on its preferred equity and (3) received an increase

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

in its preferred equity since inception of $45,479. This preferred equity is carried at redemption value, which approximates estimated fair value.
Segment Reporting.  The Partnership operates generally in one industry segment, investment in net-leased real properties.
Reclassifications. Certain amounts included in the prior-year's consolidated financial statements have been reclassified to conform with the current presentation.
(3)    Investments in Real Estate and Intangible Assets
During 2011 and 2010, the Partnership did not acquire any properties.
In May 2011, the Partnership sold its interest in the Allen, Texas office property to Lexington for the assumption of a $30,582 third party non-recourse mortgage loan and a $6,875 related party mezzanine loan (see note 9). The Partnership recognized a $2,732 gain on sale in 2011 relating to the transaction. The following presents summarized operating results for the Allen, Texas property during the years ended December 31, 2011, 2010 and 2009.

	Year Ending December 31,
	2011	2010	2009
Total gross revenues	$1,216	$3,609	$3,726
Pre-tax income (loss), including gain on sale	$327	$(3,591)	$(4,210)

As of December 31, 2011 and 2010, the components of gross intangible assets are as follows:

	As of 12/31/2011	As of 12/31/2010
In-place lease values	$55,571	$67,496
Tenant relationship values	34,065	48,281
Above-market leases	9,605	9,605
	$99,241	$125,382

The estimated net amortization of the above intangibles for the next five years is $11,667 in 2012, $10,580 in 2013, $6,963 in 2014, $5,023 in 2015 and $3,357 in 2016.
Below-market leases, net of accretion, which are included in deferred revenue, are $1,451 and $4,606, as of December 31, 2011 and 2010, respectively. The estimated accretion for the next five years is $124 annually through 2016.
The Partnership assesses on a regular basis whether there are any indicators that the carrying value of real estate assets may be impaired. Potential indicators may include an increase in vacancy at a property, tenant reduction in utilization of a property, tenant financial instability and the potential sale of the property in the near future. An asset is determined to be impaired if the asset's carrying value is in excess of its estimated fair vale.
During 2011, the Partnership recognized an impairment charge of $6,814 on an office property classified in continuing operations. The property was written down to its estimated fair value of $1,840 as the Partnership determined that the expected undiscounted cash flows from the property were below its carrying value.
(4)    Investment in Non-Consolidated Entity
One of the Partnership's subsidiaries has a 40% tenant-in-common interest in a property located in Oklahoma City, Oklahoma (the 40% tenant-in-common interest is referred to as “TIC”). The property is 80.5% leased to AT&T Services, Inc. with a lease expiration of November 30, 2015. The remaining 19.5% was vacant as of December 31, 2011. As of December 31, 2011 and 2010, the Partnership's investment in TIC was $1,642 and $2,083, respectively.
TIC's property is subject to a non-recourse mortgage of $14,434, which bears interest at 5.24% and matures in 2015.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

The following is summary historical cost basis selected balance sheet data as of December 31, 2011 and 2010 and statement of operations data for the years ended December 31, 2011, 2010 and 2009 for TIC's property:

	As of 12/31/2011	As of 12/31/2010
Real estate, including intangibles, net	$11,957	$13,033
Cash and restricted cash	768	674
Mortgage payable	14,434	14,637
Partners' equity	(1,637)	(689)

	Years Ended
	12/31/2011	12/31/2010	12/31/2009
Gross rental revenues	$1,668	$1,821	$1,778
Interest expense	(773)	(782)	(784)
Depreciation and amortization	(1,374)	(1,508)	(1,527)
Other expense, net	(469)	(496)	(435)
Net loss	$(948)	$(965)	$(968)

The difference between the Partnership's purchase price for the investment in TIC and Partnership's equity position in TIC of $2,978 is being accreted over the useful lives of TIC's assets. The Partnership recognized expense of $62, $184 and $195 during 2011, 2010 and 2009, respectively, relating to this difference.
For the years ended December 31, 2011, 2010 and 2009, Lexington Realty Advisors, Inc. (“LRA”) and Lexington-MKP Management L.P., affiliates of Lexington, earned in the aggregate $89, $87 and $43, respectively, in asset management and construction management fees with respect to the TIC property, which is included in other expenses, net, above.
(5)    Mortgage Notes Payable
The Partnership had mortgage notes payable outstanding of $266,136 and $294,952 at December 31, 2011 and 2010, respectively. Interest rates ranged from 2.51% to 8.5%, with a weighted average interest rate of 5.5% at December 31, 2011 and the mortgage notes payable mature between 2012 and 2025. Interest rates ranged from 5.1% to 9.8%, with a weighted-average interest rate of 6.1% at December 31, 2010.
In July 2011, the Partnership obtained a $35,000 secured term loan from T.D. Bank, N.A. The secured term loan matures in July 2014, but can be extended for up to two years upon the satisfaction of certain conditions. The loan is currently secured by a borrowing base of 17 properties. The loan requires monthly payments of interest only at an interest rate dependent on the borrowing base portfolio debt yield, as defined, of: 2.25% plus LIBOR if the debt yield is equal to or more than 25%; 2.40% plus LIBOR if the debt yield is between 20% and 25%; or 2.55% plus LIBOR if the debt yield is below 20%. Prior to July 26, 2013, the Partnership can request a $30,000 increase in the loan as a revolving line of credit , subject to certain conditions. The Partnership used the proceeds from the secured term loan to satisfy certain indebtedness. The secured term loan is subject to financial covenants which the Partnership was in compliance with at December 31, 2011.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

Scheduled principal amortization and balloon payments of the mortgage notes payable for the next five years and thereafter are as follows:

Year ending December 31:	Scheduled principal amortization	Balloon payments	Total
2012	$9,331	$22,153	$31,484
2013	9,756	16,640	26,396
2014	6,926	62,072	68,998
2015	5,916	40,935	46,851
2016	2,588	26,657	29,245
Thereafter	13,498	49,664	63,162
	$48,015	$218,121	$266,136
Each property in which NLS has an interest is held by a special purpose entity which is legally distinct and separate despite being consolidated for financial statement purposes or disregarded for income tax purposes. The special purpose entity's ability to make a scheduled balloon payment will depend on (i) the level of cash flow within the entity, (ii) the entity's ability to refinance the related mortgage debt or sell the property or (iii) if the Partnership's partners are willing to contribute funds to the entity to satisfy the mortgage.
(6)    Management Agreement
The Partnership entered into a management agreement with LRA, whereby LRA receives (1) a partnership management fee of 0.375% of the equity capital, as defined, (2) a property management fee of up to 3.0% of actual gross revenues from certain assets for which the landlord is obligated to provide property management services (contingent upon the recoverability under the applicable lease), and (3) an acquisition fee of 0.5% of the gross purchase price of each acquired asset by the Partnership. During 2011, 2010 and 2009, LRA earned a management fee of $1,127, $1,088 and $1,044, respectively, of which $287 was payable as of December 31, 2011.
(7)    Leases
Lessor:
Minimum future rental receipts under the noncancelable portion of operating leases, assuming no new or negotiated leases, for the next five years and thereafter are as follows:

Year ending December 31:
2012	$52,591
2013	51,574
2014	45,456
2015	36,777
2016	27,668
Thereafter	100,573
$314,639
The above minimum lease payments do not include reimbursements to be received from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.
Certain leases allow for the tenant to terminate the lease if the property is deemed obsolete, as defined, but must make a termination payment to the Partnership, as stipulated in the lease. In addition, certain leases provide the tenant with the right to purchase the leased property at fair market value or a stipulated price.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

Lessee:
The Partnership holds leasehold interests in various properties. Generally the leasehold rents on these properties are either paid directly by the tenants to the fee holder or reimbursed to the Partnership as additional rent.
Minimum future rental payments under non-cancellable leasehold interests, excluding lease payments in the future that are based upon fair market value for the next five years and thereafter are as follows:

Year ending December 31:
2012	$223
2013	310
2014	273
2015	273
2016	273
Thereafter	3,065
$4,417
Rent expense for the leasehold interests was $278, $278 and $282 in 2011, 2010 and 2009, respectively.
(8)    Concentration of Risk
The Partnership seeks to reduce its operating and leasing risks through geographic diversification, avoiding dependency on a single property and the credit worthiness of its tenants.
For the years ended December 31, 2011, 2010 and 2009, T-Mobile USA, Inc., the guarantor of leases at five properties, represented 12%, 11% and 11%, respectively, of total gross revenues.
Cash and cash equivalent balances exceed insurable amounts at times. The Partnership believes it mitigates this risk by investing in or through major financial institutions.
(9)    Related Party Transactions
In addition to related party transactions discussed elsewhere in these consolidated financial statements, Lexington and Inland, through affiliates, have investments in two other co-investment programs; Concord Debt Holdings, LLC and CDH CDO LLC.
On May 5, 2011, Lexington made a $6,875 non-recourse mezzanine loan to the Partnership that bore interest at 15% per annum, matured in March 2018 and was secured by the Partnership's interest in Lexington Allen Manager LLC and Lexington Allen L.P. (the entities that own the Allen, Texas property). On May 31, 2011, Lexington exercised a related purchase option and acquired the Allen, Texas property through the assumption of the $30,582 first mortgage and $6,875 mezzanine loan secured by the property.
In May 2011, Lexington loaned the Partnership, at a 7.4% interest rate, $13,202 to satisfy a non-recourse mortgage balloon payment. The loan was repaid in full in July 2011.
In August 2010, NLSAF Tampa L.P., a wholly-owned subsidiary of the Partnership, borrowed $7,614 from an affiliate of Lexington to repay its outstanding non-recourse mortgage loan. The related party note payable had an interest rate of 6.93% and was satisfied in 2011.
In addition to fees earned on the TIC property, Lexington-MKP Management L.P. earned an aggregate of $11 in property management and construction fees in 2011.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

(10)    Fair Value Measurements
The following table presents the Partnership's asset from continuing operations measured at fair value on a non-recurring basis during 2011 by the level in the fair value hierarchy within which the measurements fell:

		Fair Value Measurements Using
Description	2011	(Level 1)	(Level 2)	(Level 3)
Impaired real estate asset*	$1,840	$—	$—	$1,840
*Represents a non-recurring fair value measurement, see note 3.
The Partnership estimates the fair value of its real estate assets by using income and market valuation techniques. The Partnership may estimate fair values using market information such as broker opinions of value, recent sales data for similar assets or discounted cash flow models, which primarily rely on Level 3 inputs. The cash flow models include estimated cash inflows and outflows over a specified holding period. These cash flows may include contractual rental revenues, projected future rental revenues and expenses and forecasted tenant improvements and lease commissions based upon market conditions determined through discussion with local real estate professionals, experience the Partnership has with its other owned properties in such markets and expectations for growth. Capitalization rates and discount rates utilized in these models are estimated by management based upon rates that management believes to be within a reasonable range of current market rates for the respective properties based upon an analysis of factors such as property and tenant quality, geographical location and local supply and demand observations. To the extent the Partnership under estimates forecasted cash outflows (tenant improvements, lease commissions and operating costs) or over estimates forecasted cash inflows (rental revenue rates), the estimated fair value of its real estate assets could be overstated.
Fair values cannot be determined with precision, may not be substantiated by comparison to quoted prices in active markets and may not be realized upon sale. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks and estimates of future cash flows, could significantly affect the fair value measurement amounts.
Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable.  The Partnership estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.
Mortgage Notes Payable and Note Payable-affiliate.  The Partnership determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Partnership has determined that the fair value of these instruments was $248,107 and $278,349 as of December 31, 2011 and 2010, respectively. The Partnership has applied fair value guidance in accordance with GAAP to evaluate the fair value of these instruments at December 31, 2011 and 2010.
(11)    Commitments and Contingencies
The Partnership is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.
Experian Information Solutions, Inc. v. Lexington Allen L.P., Lexington Allen Manager LLC and Lexington Realty Trust (United States District Court for the Eastern District of Texas Sherman Division - Civil Action No. 4:10cv144). On March 30, 2010, Experian Information Solutions, Inc. (“Experian”) filed a complaint against Lexington Allen L.P., a wholly owned subsidiary of the Partnership, and Lexington Realty Trust, a limited partner of the Partnership, for breach of lease agreement, fraud/fraudulent inducement, claim under Section 91.004 of the Texas Property Code (breach of lease and ability to obtain a lien on other landlord property), promissory estoppel and quantum meruit, in connection with the alleged failure of Lexington Allen L.P. to fund up to $5,854 of tenant improvements. On May 5, 2010,  Lexington Allen L.P. filed a motion to dismiss the complaint. On May 21, 2010, Experian filed an amended complaint, adding

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2011, 2010 and 2009
(Dollars in thousands)

Lexington Allen Manager LLC, the general partner of Lexington Allen L.P. and a wholly owned subsidiary of the Partnership, as a defendant, and an opposition to the motion to dismiss. On June 7, 2010, the Lexington Allen entities filed another motion to dismiss and on June 24, 2010, Experian filed an opposition to the motion to dismiss. The motion to dismiss was denied and the Lexington Allen entities answered the amended complaint on October 22, 2010.
Following summary judgment motions by all parties on all of the claims, the magistrate judge issued a report and recommendation to the district court judge on each of the summary judgment motions recommending a finding (1) for Experian with respect to the breach of contract claim, (2) for the Lexington Allen entities with respect to the fraudulent inducement, promissory estoppel and quantum meruit claims, and (3) for Lexington Realty Trust with respect to the fraudulent inducement, promissory estoppel and quantum meruit claims.  Lexington Realty Trust and the Lexington Allen entities filed separate oppositions to the magistrate judge's report and recommendation with respect to the claims decided against them. In April 2011, the district court judge adopted all of the magistrate judge's recommendations.
On May 4, 2011, the parties agreed to a full settlement contingent upon the payment by Lexington Allen L.P. of $6,875 to an affiliate of Experian. The payment was made by Lexington Allen L.P. on May 5, 2011 following receipt of a mezzanine loan procured by the Partnership from Lexington Realty Trust.  The mezzanine loan was secured by the Partnership's interest in the Lexington Allen entities, together with an option to purchase the Partnership's interests in the Lexington Allen entities for one dollar.
(12)    Supplemental Disclosure of Statement of Cash Flow Information
During 2011, 2010 and 2009, the Partnership paid $16,828, $19,149 and $19,483, respectively, for interest and $360, $291 and $421, respectively, for state and local taxes.
The Partnership has accrued $24 and $5,895 of real estate investment costs as of December 31, 2011 and 2010, respectively.
(13)    Subsequent Events
The partnership agreement provides that (1) either Inland or Lexington can exercise the buy/sell right or the right of first offer after February 20, 2012 and (2) upon one partner's exercise of either right, the responding partner may not again trigger the buy/sell right or the right of first offer until the termination of all procedures and timeframes pursuant to the exercising partner's chosen right.
On February 20, 2012 and February 21, 2012, Lexington delivered notices to Inland exercising the buy/sell right and specifying a price of $213,014 at which Lexington would purchase the assets of the Partnership, pursuant to a purchase and sale agreement included with the notice providing for a sale of Inland's interest in NLS to Lexington. The specified price would be distributed in accordance with the capital events distribution priority set forth in the paragraph describing distributions upon capital events in note (1) above. Inland must then elect to either sell their interest in the Partnership to Lexington or buy Lexington's interest in NLS.
On February 21, 2012, Inland delivered notice to Lexington exercising the right of first offer, which offered to sell 41 of the 43 properties in which the Partnership has an interest for a price of $548,706, including the assumption of any related debt, with closing to occur prior to August 21, 2012 and on other specified terms.  If Lexington does not elect to purchase the offered properties, Inland has six months from the exercise notice to sell the properties to a bona fide third party. Upon the sale, the specified price would be distributed in accordance with the capital events distribution priority set forth in the paragraph describing distributions upon capital events in note (1) above.
Under both the buy/sell right and the right of first offer, the responding partner has 45 days to respond.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000)

City	State	Property Type		Encumbrances	Land Improvements and Land Estates	Buildings and Improvements (1)	Total	Accumulated Depreciation and Amortization	Date Acquired	Date Constructed	Useful life computing depreciation in latest income statements (years)

Oklahoma City	OK	Retail	(2)	$—	$2,218	$2,309	$4,527	$231	Dec-07	1981	40
Kingport	TN	Office	(2)	—	342	3,347	3,689	344	Dec-07	1981	40
Knoxville	TN	Office		4,662	1,362	9,591	10,953	1,165	Dec-07	2002	40
Plymouth	IN	Industrial		6,238	422	7,070	7,492	813	Dec-07	2000/2003	40
Erwin	NY	Industrial		8,476	1,449	10,868	12,317	1,226	Dec-07	2006	40
Tuscon	AZ	Office	(2)	—	1,259	5,422	6,681	631	Dec-07	1988	13-40
Des Moines	IA	Office		22,240	3,026	30,616	33,642	3,248	Dec-07	2002	40
Pine Bluff	AR	Office	(2)	—	521	2,326	2,847	233	Dec-07	1980	40
McDonough	GA	Office		12,087	2,799	12,495	15,294	1,761	Dec-07	1999	40
Eau Claire	WI	Industrial	(2)	—	563	8,416	8,979	859	Dec-07	1993	40
Livonia	MI	Office	(2)	—	1,206	8,565	9,771	1,190	Dec-07	1987	40
Livonia	MI	R&D	(2)	—	1,405	10,666	12,071	1,499	Dec-07	987	40
McDonough	GA	Office	(2)	—	1,535	9,949	11,484	1,180	Dec-07	2007	40
Ft. Collins	CO	Retail	(2)	—	924	2,558	3,482	265	Dec-07	1982	40
Woodlands	TX	Office		7,470	1,085	8,519	9,604	899	Dec-07	2004	40
Bremerton	WA	Office		6,048	3,223	10,441	13,664	1,194	Dec-07	2001	40
Temple	TX	Office		8,182	1,253	16,328	17,581	1,917	Dec-07	2001	40
Pascagoula	MS	Office	(2)	—	1,276	3,958	5,234	632	Dec-07	1995	40
Chester	SC	Industrial		11,088	860	26,806	27,666	2,697	Dec-07	2001/2005	40
Minneapolis	MN	Industrial	(2)	—	2,375	4,819	7,194	487	Dec-07	2003	40
Tomball	TX	Retail		8,800	1,292	11,031	12,323	1,266	Dec-07	2005	40
Franklin	NC	Industrial		766	1,346	3,125	4,471	339	Dec-07	1996	40
Lavonia	GA	Industrial		8,788	1,318	11,452	12,770	1,217	Dec-07	2005	40
Meridian	ID	Office		9,394	2,853	13,936	16,789	1,584	Dec-07	2004	40
Lenexa	KS	Office		9,499	2,222	14,827	17,049	1,738	Dec-07	2004	40
Oakland	ME	Office		9,621	1,337	7,548	8,885	1,047	Dec-07	2005	40
Redmond	OR	Office		8,935	4,642	15,087	19,729	1,662	Dec-07	2004	40
Mission	TX	Office		5,825	1,136	10,663	11,799	1,265	Dec-07	2002	40
Jacksonville	FL	Industrial	(2)	—	1,549	5,315	6,864	537	Dec-07	1958/1969	40
Allentown	PA	Office		—	415	1,436	1,851	11	Dec-07	1980	40
Tempe LP:	AZ	Office		12,459	2,766	17,918	20,684	3,135	Mar-08	2002	40
Houston	TX	Office		4,650	753	9,313	10,066	1,052	Mar-08	1981/1999	40
Kalamazoo	MI	Industrial		16,184	736	22,140	22,876	2,428	Mar-08	1999	40
Glendale	AZ	Office	(2)	—	11,359	23,923	35,282	2,243	Mar-08	1985	40
Foxboro	MA	Office		5,101	3,490	26,912	30,402	4,365	Mar-08	1965/1988	40
Arlington	TX	Office		19,475	3,922	22,803	26,725	3,816	Mar-08	2003	40
Sugar Land	TX	Office		9,104	952	12,724	13,676	1,323	Mar-08	2005	40
Marshall	MI	Industrial	(2)	—	257	10,693	10,950	993	Mar-08	1968/1971/2008	20-40
Tampa	FL	Office	(2)	—	3,638	11,568	15,206	1,302	Mar-08	1986	15-40
Franklin	TN	Industrial	(2)	—	939	6,899	7,838	1,010	Mar-08	1970	40
Woodlands	TX	Office		16,044	6,257	32,721	38,978	3,311	May-08	1992	40
Garland	TX	Industrial	(2)	—	2,564	14,684	17,248	1,315	May-08	1980	40
Various - term loan				35,000
				$266,136	$84,846	$501,787	$586,633	$59,430

(1) Includes construction in progress.
(2) Collateral for $35,000 term loan.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000) - Continued

(A) The initial cost includes the purchase price paid by the Partnership and acquisition fees and expenses. The total cost basis of the Partnership's properties at December 31, 2011 for federal income tax purposes was approximately $600 million.

	2011	2010	2009
Reconciliation of real estate owned:
Balance at the beginning of year	$632,650	$629,079	$626,305
Additions during year	1,314	3,594	2,774
Write off fully depreciated assets	(5,030)	(23)	—
Properties impaired during the year	(7,472)	—	—
Properties sold during year	(34,829)	—	—
Balance at end of year	$586,633	$632,650	$629,079

Balance at the beginning of year	$50,746	$33,053	$15,196
Depreciation and amortization expense	16,551	17,716	17,857
Write off fully depreciated assets	(5,030)	(23)	—
Accumulated depreciation of properties sold or impaired during the year	(2,837)	—	—
Balance at end of year	$59,430	$50,746	$33,053